June 6, 2007
Board of Directors
Ciena Corporation
1201 Winterson Road
Linthicum, Maryland 21090
Ladies and Gentlemen:
We are acting as counsel to Ciena Corporation, a Delaware corporation (the “Company”), in connection with its registration statement on Form S-3, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission relating to the proposed public offering of up to $500,000,000 aggregate principal amount of 0.875% Convertible Senior Notes due 2017 (the “Notes”), pursuant to the terms of the Underwriting Agreement, as defined below, and as described in a prospectus dated June 4, 2007 that forms a part of the Registration Statement (the “Prospectus”) and in a supplement to the Prospectus dated June 6, 2007 (together with the Prospectus, the “Prospectus Supplement”). The Notes will be offered and sold by the Company as set forth in the Prospectus Supplement and are to be convertible into shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and associated stock purchase rights (the “Rights”) to be issued pursuant to the Rights Agreement dated as of December 29, 1997, as amended (the “Rights Agreement”), between the Company and EquiServe Trust Company, N.A. (f/k/a BankBoston N.A.) (the “Rights Agent”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
For purposes of this opinion letter, we have examined copies of the following documents:
1.	An executed copy of the Registration Statement.

2.	The Prospectus Supplement.

3.	The Certificate of Incorporation of the Company, with amendments thereto, as certified by the Secretary of State of the State of Delaware on June 4, 2007 and by the Secretary of the Company on the date hereof as being complete, accurate and in effect (the “Certificate of Incorporation”).

4.	The Amended and Restated By-Laws of the Company, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

June 6, 2007

5.	An executed copy of the Rights Agreement.

6.	Resolutions of the Board of Directors of the Company adopted at a meeting held on May 31, 2007, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to the filing by the Company of the Registration Statement and other related matters.

7.	Resolutions of the Pricing Committee of the Board of Directors of the Company adopted at a meeting held on June 5, 2007, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to the pricing of the Notes and other related matters.

8.	An executed copy of the Underwriting Agreement dated June 5, 2007 (the “Underwriting Agreement”) between the Company and Deutsche Bank Securities Inc.

9.	The Form of Indenture under which the Notes are to be issued filed as Exhibit 4.07 to the Registration Statement (the “Indenture”) to be entered into by the Company and The Bank of New York, a New York banking association (the “Trustee”).
In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). We also have assumed that the Rights Agreement has been duly authorized, executed, and delivered by the Rights Agent and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. In rendering this opinion, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible. This opinion letter is given, and all statements herein are made, in the context of the foregoing.
This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) as to the opinions given in paragraph (a), the laws of the State of New York, and (ii) as to the opinions given in paragraph (b), the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Delaware General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Based upon, subject to and limited by the foregoing, we are of the opinion that:
(a)	With respect to the Notes, upon (i) due execution and delivery of the Indenture on behalf of the Company and the Trustee, (ii) due authentication of the Notes by the Trustee, and (iii) due execution, issuance and delivery of the Notes by the Company against payment of the consideration therefor specified in the Underwriting Agreement, and otherwise in accordance with the terms of the Indenture, and as

June 6, 2007

contemplated by the Prospectus Supplement, the Notes will constitute legally issued and binding obligations of the Company.
(b)	With respect to any Common Stock and the associated Rights to be issued upon the conversion of Notes, following valid issuance of the Notes and upon due exercise of applicable conversion rights in accordance with the terms of the Notes, the Common Stock and the associated Rights will be validly issued and the Common Stock will be fully paid and nonassessable.
It should be understood that the opinion above concerning the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that our opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.
In addition to the qualifications, exceptions and limitations elsewhere set forth in this opinion letter, our opinions expressed above are also subject to the effect of: (i) bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other laws regarding fraudulent conveyances, fraudulent transfers and preferential transfers); and (ii) the exercise of judicial discretion and the application of principles of equity including, without limitation, requirements of good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).
This opinion has been prepared for your use in connection with the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.
We hereby consent to the filing of this opinion letter as Exhibit 5.01 to the Company’s Current Report on Form 8-K to be filed on June 6, 2007 in connection with execution of the Underwriting Agreement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.
Very truly yours,
/s/ HOGAN & HARTSON L.L.P.
HOGAN & HARTSON L.L.P.